UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

WEIGHT WATCHERS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948626106

(CUSIP Number)

Anne Goffard

Westend S.A.

44, Rue De La Vallée

L-2661 Luxembourg

Luxembourg

(+352) 22.42.59-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal Luxembourg S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal International S.C.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal International Management S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal Group S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Westend S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Stichting Administratiekantoor Westend
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Mr. Pascal Minne
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (See Item 5)
(14)	TYPE OF REPORTING PERSON IN

Westend S.A. (“Westend”), Stichting Administratiekantoor Westend (the “Stichting”), Mr. Pascal Minne and Artal International Management S.A. (“Artal International Management”) (collectively, the “Initial Reporting Persons”), Artal Group S.A., Artal International S.C.A. and Artal Luxembourg S.A. (together with the Initial Reporting Persons, the “Reporting Persons”), hereby amend, as set forth below, the Statement on Schedule 13D filed by the Initial Reporting Persons with the Securities and Exchange Commission on March 18, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2006, Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 2007, Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on March 31, 2009, Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on March 7, 2011, Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on June 1, 2011, Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on February 16, 2012, Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on April 11, 2012, Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2013, Amendment No. 10 to Schedule 13D filed with the Securities and Exchange Commission on August 15, 2014, Amendment No. 11 to Schedule 13D filed by all of the Reporting Persons with the Securities and Exchange Commission on October 21, 2015, and Amendment No. 12 to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2018 Schedule (the “Statement”), relating to the common stock, no par value per share (the “Common Stock”), of Weight Watchers International, Inc., a Virginia corporation (the “Company” or “WWI”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 5.	Interest in Securities of the Issuer.

The responses to Item 5(a), Item 5(b) and Item 5(c) of the Statement are hereby amended and restated by the following:

(a)-(b) The information contained on the cover pages of this Amendment No. 13 to Schedule 13D is incorporated herein by reference.

As of August 16, 2018, Artal Luxembourg S.A. is the record owner of 14,818,300 shares of Common Stock, or approximately 22.2% of the Common Stock outstanding (based on 66,623,118 shares of Common Stock issued and outstanding as of July 31, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Company on August 7, 2018). Artal Luxembourg S.A. is a subsidiary of Artal International S.C.A., which is managed by its managing partner, Artal International Management S.A., which is a subsidiary of Artal Group S.A. (together with Artal Luxembourg S.A., Artal International S.C.A. and Artal International Management S.A., the “Artal Entities”), which is a subsidiary of Westend, which is a subsidiary of the Stichting, whose sole member of the Board is Mr. Pascal Minne. Consequently, each of the Reporting Persons may be deemed, for purposes of Section 13(d) of the Exchange Act, to be the beneficial owner of the shares of Common Stock held of record by Artal Luxembourg S.A.

To the best knowledge of the Reporting Persons, except for Messrs. Debbane and Minne, none of the individuals listed in Item 2 hereof beneficially owns any shares of Common Stock. As of August 16, 2018, Mr. Debbane beneficially owned 114,894 shares of Common Stock and maintained the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, which represent less than 1% of the number of shares of Common Stock issued and outstanding. Certain of such shares of Common Stock are subject to transfer restrictions until Mr. Debbane no longer serves on the Board of Directors of the Company. Mr. Minne disclaims beneficial ownership of all of the shares of Common Stock reported on this Statement.

(c) Except as set forth below or as otherwise described in the Statement, there have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement in the past 60 days.

On August 14, 2018, Artal Luxembourg S.A. sold 6,000,000 shares of Common Stock in a block trade at a price of $76.00 per share.

On July 2, 2018, Mr. Debbane received a grant of 187 shares of restricted Common Stock as compensation for his service as a member of the Board of Directors of the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARTAL LUXEMBOURG S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL S.C.A.
By: Artal International Management S.A, as its Managing Partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE

/s/ Pascal Minne

Dated: August 16, 2018